Exhibit 99.1

Ballard Power Systems and Quantron AG announce a strategic partnership for the development of hydrogen fuel cell electric trucks

  The Ballard and QUANTRON strategic partnership will bring several fuel cell electric truck platforms to market
  Highly efficient Ballard hydrogen fuel cell engines will enhance QUANTRON's electric vehicle design with longer range, fast refuelling, and no compromise on payload
  Initially QUANTRON will integrate Ballard's latest generation FCmove™ heavy duty fuel cell power modules into its electric truck platforms
  Initial delivery of QUANTRON fuel cell electric trucks is scheduled for the second half of 2022 in Germany

VANCOUVER, BC and MUNICH, Sept. 7, 2021 /CNW/ - The partnership of Ballard, a global leader in fuel cell technologies, and QUANTRON, a global leader in electric vehicle integration is expected to accelerate deployment and market adoption of fuel cell technologies. The combined, complementary expertise of Ballard and QUANTRON enables broader customer access to zero emissions fuel cell electric trucks without compromising on range, payload, vehicle utilization or total cost of ownership.

Initial collaboration will focus on the integration of Ballard's FCmove™ family of heavy-duty fuel cell power modules into QUANTRON's electric drivetrain and vehicles. Fuel cell electric truck platforms currently in development include a 7.5t delivery truck, a 44t heavy duty truck and a municipal waste collection truck.

Initial deployment of fuel cell electric trucks is scheduled for the second half of 2022. In Europe, various government subsidies and incentives will be available to vehicle fleet operators. Specifically, Germany has recently committed to covering up to 80% of conversion costs from internal combustions engines to alternative drives through the e-mobility support program.

Key milestone in acceleration of fuel cell technology adoption for truck applications

Andreas Haller, founder and Chairman of Quantron AG: "This is another important milestone for QUANTRON's global growth. The cooperation with Ballard enables us to bring customised hydrogen commercial vehicles with fuel cell electric drives to the market. Today we embark on a journey of joint development and production of fuel cell electric commercial vehicles"

Robert Campbell, Chief Customer Officer of Ballard Power Systems: "Ballard is looking forward to collaborating with QUANTRON to accelerate the adoption of fuel cell technology for truck applications. The combination of both companies' expertise will deliver high performance hydrogen trucks to respond to the growing demand for zero emission vehicles from fleet operators and unlock new business opportunities for medium and heavy-duty fuel cell trucks in Germany.  Ballard is bringing its 8th generation of heavy-duty fuel cell power module experience built upon over 85 million km's of road service from over 3,500 buses and trucks powered by our leading PEM technology today."

Positive impact towards zero emission transport

Heavy duty vehicles have a higher impact on emissions and air pollution in cities than any other vehicle. The critical role of hydrogen and fuel cell technologies in the decarbonization of this sector has now been recognized in many European countries' hydrogen strategies. Hydrogen and fuel cell technologies are critical to the industry-wide decarbonization effort. The QUANTRON-Ballard collaboration will leverage the synergies between battery electric and fuel cell electric powertrains to enable a greener, faster and more cost effective decarbonization of the transportation

About Quantron AG
Quantron AG is a system provider of clean battery and hydrogen-powered e-mobility for commercial vehicles such as trucks, buses and vans. In addition to new electric vehicles, the wide range of services offered by the innovation forge includes the electrification of used and existing vehicles, the creation of individual overall concepts including the appropriate charging infrastructure as well as rental, financing and leasing offers and driver training. Quantron AG also sells batteries and integrated customized electrification concepts to manufacturers of commercial vehicles, machinery and intra-logistics vehicles. The German company from Augsburg in Bavaria is a pioneer and innovation driver for e-mobility in passenger, transport and freight traffic. It has a network of 700 service partners and the comprehensive knowledge of qualified experts in the fields of power electronics and battery technology, through its cooperation with CATL, the world's largest battery producer. Quantron AG, as a high-tech spin-off of the renowned Haller GmbH, combines 138 years of commercial vehicle experience with state-of-the-art e-mobility know-how.

You can find more information at www.quantron.net
Visit the Quantron AG on its social media channels on LinkedIn and YouTube.

About Ballard Power Systems
Ballard Power Systems' vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning the development and delivery of fuel cell products, and the benefits and anticipated market adoption of them. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Volker Seitz, CCO, Quantron AG, press@quantron.net, +49 (0) 821 78 98 40 86; Kate Charlton, P.Eng. VP Investor Relations, Ballard Power Systems, kate.charlton@ballard.com, C +1.360.903.6627, O +1.604.453.3939

CO: Ballard Power Systems Inc.

CNW 08:30e 07-SEP-21